SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A.

(Name of Subject Company)

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A.

(Name of Person(s) Filing Statement)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value
American Depositary Shares (each of which represents two Units)
 (Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
 (ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

Cassio Schmitt, Chief Executive Officer
Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
+55 (11) 5184-9002

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On May 19, 2022, Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”) issued the following release:

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.-

INSTITUIÇÃO DE PAGAMENTO.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 10.440.482/0001-54

CVM Code 2614-0

MATERIAL FACT

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. - INSTITUIÇÃO DE PAGAMENTO. (“Getnet” or "Company”) informs its shareholders and the market in general that its direct controlling shareholder, PagoNxt Merchant Solutions, S.L. ("PagoNxt Merchant Solutions"), a wholly-owned subsidiary of Banco Santander S.A. (“Santander”), announced its intention to carry out a public delisting tender offer in Brazil (the “Brazilian Offer”) and a public delisting tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) for the acquisition of all the Company’s issued and outstanding (i) common shares (the “Common Shares”), preferred shares (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the "Units"), traded on B3 S.A. - Brasil, Bolsa, Balcão ("B3") and (ii) American Depositary Shares, each representing two Units (the "ADSs"), traded on the Nasdaq Global Select Market ("NASDAQ"), not held, directly or indirectly, by PagoNxt Merchant Solutions, for the purposes of delisting Getnet and, thus, terminating (i) Getnet’s registration as a publicly-held company (Class A) with the Brazilian Securities and Exchange Commission ("CVM"), pursuant to CVM Resolution No. 80, dated March 29, 2022 and CVM Resolution No. 85, dated March 31, 2021 ("CVM Resolution 85"); (ii) Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); (iii) the trading of the Shares and the Units on the B3, pursuant to B3's Issuer Manual; and (iv) the trading of the ADSs on the NASDAQ Global Select Market.

The price to be offered for the Shares and Units will be R$ 2.36 per Common Share (GETT3), R$ 2.36 per Preferred Share (GETT4), and R$ 4.72 per Unit (GETT11), to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date hereof and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022, which will not be deducted from the offered price), and will be paid in Brazilian currency on the settlement dates of the Offers. The price to be offered for ADSs will be the U.S. dollar equivalent of the price of two Units as adjusted above, calculated based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, and will be paid in U.S. dollars on the settlement date of the U.S. Offer. Based on the USD BRL exchange rate of 4.93 as May 19, 2022, the price per ADS would be USD 1.91.

The price to be offered is the same as the price in Getnet’s listing opening auction on October 18, 2021 and represents a 29.3% premium on the closing market price of Getnet Units, on May 19, 2022. In addition to the above premium, since the day of listing and until the settlement of the Offers, holders of Getnet Units will have received dividends or interest on own capital (including the one announced on May 4, 2022 that will paid on June 27, 2022), for a total amount of R$ 0.42 per Unit, equivalent to 9.0% of the price in the opening auction at listing.

Commencement of the Offers and the Offers themselves will be subject to customary conditions in this type of transaction, which shall be duly disclosed in the tender offer documents, including among others:

i.	registration of the Brazilian Offer with the CVM and authorization to hold the special auction on the B3 trading session;

ii.	regulatory authorization for the U.S. Offer by the SEC;

iii.	confirmation that the price to be offered complies with the provisions of item I of article 22, of CVM Resolution 85, and that the price is within or above the fair price range of the Shares, verified in accordance with the appraisal report established in the main section of article 9 of CVM Resolution 85 (“Appraisal Report”);

iv.	the agreement of shareholders representing more than two thirds (2/3) of the outstanding Shares, Units and ADSs, calculated considering only the shareholders participating in the Offers; and

v.	the absence of any material adverse change in the financial condition, results of operations or prospects of Getnet.

The Company will call, within the coming days, a meeting of its board of directors to deliberate on the selection of the institution or specialized company responsible for the preparation of the Appraisal Report, pursuant to paragraph 1 of article 9 of CVM Resolution 85, and article 19, item XXVI, of its by-laws.

An extraordinary general meeting will also be convened to resolve on the termination of the Company registration as a listed company, as set forth in article 6, paragraph 1st of the by-laws, conditioned to the performance of the Offers.

The Company will keep its shareholders and the market duly informed about the evolution of the Offers, in compliance with applicable regulations.

São Paulo, May 19, 2022.

Luciano Decourt Ferrari

Investor Relations Director

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander, PagoNxt Merchant Solutions and Getnet resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Santander, PagoNxt Merchant Solutions or Getnet undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information And Where To Find It

The tender offer for the outstanding Shares, Units and ADSs of Getnet has not been commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The solicitation and offer to buy Getnet Shares, Units and ADSs will only be made pursuant to an offer to purchase and related materials. At the time the Offer is commenced, PagoNxt Merchant Solutions will file a tender offer statement on Schedule TO with the SEC and thereafter, Getnet will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Investors and security holders are urged to read these materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase, solicitation/recommendation statement and related materials will be filed with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by PagoNxt Merchant Solutions and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.